

Santos

www.santos.com

20 January 2005

Jeruk 2/ST3 well results

Santos Limited (Santos) advises that testing operations conducted by its wholly owned subsidiary, Santos (Sampang) Pty Ltd, have been completed on the Jeruk 2 wellbore and the well will now be suspended for re-entry at a later date.

This decision follows analysis of data from the open-hole Drill Stem Test (DST) 3 conducted during the past week and mechanical well bore difficulties.

The rig will now move to drill the Agung 1 well in the North Bali 1 Production Sharing Contract (PSC).

Examination of data obtained during the test confirmed that a mixture of fluids containing oil flowed to the surface during the initial flow from DST 3. The fluid mixture flowed at an unstabilised rate as part of the initial "clean-up" flow. The oil has an estimated gravity of 33° API, the same as oil recovered from earlier DSTs in the Jeruk field.

The open-hole DST 3 commenced on 9 January 2005 and was performed over a 30 metre interval from 5,430m to 5,460m measured depth. During the initial part of the DST the test tools became plugged with well debris preventing further flow.

A stable flow rate could not be established. Several attempts were made to clear the plugged test string. However, it became impractical to continue testing operations and the well will now be suspended.

The results from DST 3 indicate that oil is present in the Jeruk field down to at least 5,460m measured depth. Analysis of data following completion of the test indicates that the oil tested in Jeruk 2 DST 3 is part of the same hydrocarbon column as that tested in Jeruk 2 DST 1 over the interval 5,134m to 5,152m in the Jeruk 2/ST2 (Side Track) well bore.

A hydrocarbon column of at least 379m has therefore been encountered in the Jeruk field indicating likely recoverable reserves in excess of the pre-drill estimate of 170 million barrels.

"The results of Jeruk 2 are very encouraging. We are currently integrating all data into a final evaluation of the well which will help us narrow a likely reserve range for the field," Santos' Managing Director, Mr. John Ellice-Flint, said today.

newsrelease

ABN 80 007 550 923
GPO Box 2455 • Adelaide SA 5001 • Telephone: 08 8218 5111 • Facsimile: 08 8218 5131

Jeruk 2 was drilled to follow up the Jeruk 1 well, which finished drilling in early April 2004 about 1.6 kilometres west of Jeruk 2. The well is in the Sampang PSC area in water depth of 44 metres and it is located approximately 42 kilometres from the Indonesian city of Surabaya.

A 3D seismic survey is currently being conducted in the Sampang PSC which will extend over the Jeruk field area. Following the 3D seismic survey the program to appraise the field more fully will be developed.

Interests in the Jeruk field are:

Santos (Sampang) Pty Ltd (operator)	50%
PT Medco Sampang	50%

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
(08) 8218 5260 / 0407 979 982

Investor enquiries:
Mike Hanzalik
(08) 8224 7725 / 0439 892 143

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

Santos

Week Ending 20th January 2005

Wildcat Exploration Wells

Ras Abu Darag 1 (previously known as Osage)

Type	Oil Wildcat	
Location	Egypt, Central Gulf of Suez Ras Abu Darag Block, 20 km W of the Onshore Sudr Oil Field.	
Status at 0600hrs 19/01/05 (Cairo Time)	Waiting on cement having set 244mm intermediate casing. The current depth is 2482m with 27m progress for the week.	
Planned Total Depth	5442m MD (4755m TVD)	
Interest	Devon	50%
	Santos Group	50%
Operator	Devon Energy	

Hurricane 1

Type	Oil Wildcat	
Location	Offshore WA, Carnarvon Basin WA-208P, 7.0 km W of the Legendre Field 2, 5.5 km NNE of Hellcat 1, and some 100km N of Dampier.	
Status at 0600hrs 20/01/05	Running wireline logs. The well has reached a total depth of 3140m with 1383m progress for the week. LWD logs indicate that Hurricane 1 has penetrated a gross gas column of 76m in the primary objective. No GWC was intersected in the sand. It is too early to comment on the significance of this discovery until further evaluation is conducted.	
Planned Total Depth	3140m	
Interest	Santos Group	31.31%
	Woodside Energy Ltd	34.03%
	ENI Australia Ltd	18.66%
	Beach Petroleum	10.00%
	Mosaic Oil NL	6.00%
Operator	Santos Group	

Plymouth 1

Type	Oil Exploration Well	
Location	Offshore WA, Carnarvon Basin WA-27-L, 6km W of Exeter 1, and some 160km N of Dampier.	
Status at 0400hrs (WST) 20/01/05	Running in hole to drill ahead following a bit change. The current depth and progress for the week is 2185m. Plymouth 1 spudded on 15/01/05.	
Planned Total Depth	3350m	
Interest	Santos Group	33.3977%
	Kufpec	33.4023%
	Nippon Oil	25.0000%
	Woodside	8.2000%
Operator	Santos Group	

During the week ending 20th January, 2005 Santos Limited also participated in 4 delineation and 11 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Santos

Week Ending 20th January 2005

Delineation Wells (Near Field Exploration / Appraisal Wells)

Jeruk 2/ST3

Type	Oil Appraisal	
Location	Offshore Indonesia Sampang PSC, East Java Basin. 1.6km E of Jeruk 1, 35km SW of the Oyong Field and some 40km SE of Surabaya.	
Status at 0400hrs 20/01/05 (Jakarta Time)	Laying out drillpipe following unsuccessful fishing operations. The well is to be suspended pending future re-entry and the rig will move to the Agung 1 well.	
Planned Total Depth	5700m (Jeruk 2 original hole)	
Interest	Santos Group	50%
	PT Medco Sampang	50%
Operator	Santos Group	

Mutineer 10

Type	Vertical Oil Appraisal Well	
Location	Offshore WA, Carnarvon Basin WA-26-L, 1.3 km S of Norfolk 1, 1.6 km ESE of the Mutineer Manifold, and some 160km N of Dampier.	
Status at 0400hrs (WST) 20/01/05	Mutineer 10 has been plugged and abandoned as per programme. The well reached a total depth of 3506m with no progress for the week. The rig was released on 14/01/05 and has moved to Plymouth 1.	
Planned Total Depth	3350m	
Interest	Santos Group	33.3977%
	Kufpec	33.4023%
	Nippon Oil	25.0000%
	Woodside	8.2000%
Operator	Santos Group	

Scheunemann 1

Type	Gas Delineation	
Location	Texas, USA Country Line Prospect, DeWitt County.	
Status at 0600hrs 19/01/05 (Houston Time)	Drilling ahead. The current depth is 3122m with 206m progress for the week.	
Planned Total Depth	3627m	
Interest	Santos Group	65.0% WI
Operator	Santos	

Carat 2

Type	Appraisal	
Location	Onshore Indonesia Brantas PSC, East Java Basin. 0.7 km N of Carat 1 and some 35km S of Surabaya.	
Status at 0400hrs 19/01/05 (Jakarta Time)	Drilling ahead. Current depth is 479m with 284m progress for the week.	
Planned Total Depth	1158m	
Interest	Santos Group	18.0% WI
Operator	Lapindo Brantas	

Enquiries:

Mike Hanzalik
Investor Relations
Ph: 08 8224 7725
Mobile: 0439 892 143
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

Santos

www.santos.com

RECEIVED
2005 JAN 27 A 9:52

24 January 2005

newsrelease

Record $1.5 billion Santos revenue

Santos Limited today announced record total sales revenue of $1,500 million for the 12 months to 31 December 2004.

The record revenue reflected higher average prices across most products and was achieved despite lower production for much of the year that was largely related to the incident at Moomba on 1 January 2004.

Fourth quarter revenue of $490.1 million was also a record for any quarter in the Company's history, surpassing the previous record of $423.0 million achieved in the second quarter of 2001.

Full year production of 47.1 million barrels of oil equivalent (mmboe) was ahead of previous market guidance.

In its Activities Report for the December 2004 quarter, Santos today announced:

- December 2004 quarter sales revenue was up 35.2% to $490.1 million compared with $362.5 million in the previous corresponding quarter, on a 5.2% increase in sales volumes from 13.6 mmboe in the December quarter 2003 to 14.3 mmboe in the last quarter in 2004.

- Total full year sales revenue rose 2.5% to a record $1,500.9 million from $1,465.0 million in the previous 12 months, despite a 9.9% decrease in full year sales volume from 55.4 mmboe in 2003 to 49.9 mmboe in 2004.

- The average realised crude oil price for the latest December quarter increased by 36.9% to A$56.77 per barrel compared with A$41.47 per barrel in the December 2003 quarter and was 1.0% lower than the A$57.36 achieved in the September 2004 quarter.

- Annual gas and ethane sales revenue was down by 5.6% to $680.1 million compared with the previous year's record $720.8 million. This decrease is largely a result of lower gas and ethane production and sales, due to the 1 January 2004 incident at Moomba and excludes insurance recoveries. Liability for losses was accepted by insurers during the quarter and Santos and the insurers are now proceeding to finalise the quantum of the claim.

Santos Ltd ABN 80 007 550 923

GPO Box 2455 • Adelaide SA 5001 • Telephone: 08 8218 5111 • Facsimile: 08 8218 5131

- Total full year production of 47.1 mmboe exceeded previous guidance to the market by the Company of 45-46 mmboe and compared with 54.2 mmboe produced in 2003. The total of 47.1 mmboe includes the effect of the 1 January 2004 incident at Moomba together with the effect of previously advised declines at the East Spar and Stag fields. The last December quarter production of 12.9 mmboe was steady compared with the December 2003 quarter.

Santos Managing Director, Mr. John Ellice-Flint said: "The record full year revenue was a pleasing result given the difficult start to the year.

"The above forecast annual production and the increased revenue have coincided with the promising Jeruk discovery in Indonesia which flowed during October at almost 7,500 barrels per day restricted by surface facilities."

Also during the December quarter, Santos achieved significant progress on its current new growth projects, including:

- **Bayu-Undan (Australia–East Timor Joint Petroleum Development Area: Santos interest 10.6%).** Production reached design rate for a full quarter and the pipeline from the Bayu-Undan field to the LNG plant at Wickham Point in Darwin is nearing completion.

- **Mutineer-Exeter oil field development (Carnarvon Basin, offshore Western Australia: Santos 33.4% and operator).** Four development wells were completed and flow tested in readiness for connection to the Floating Production Storage and Offtake vessel (FPSO) during the first half of 2005. A further update on the status of the Mutineer-Exeter project will be released in February.

- **Casino gas field development (offshore Otway Basin, Victoria: Santos 50% and operator).** An expanded Gas Sales Agreement was signed leading to the formal go-ahead of the project. Environmental approval was also received and the subsea well heads were completed to be ready for installation during the first half of 2005.

Progress achieved with these key projects is reflected by the substantial level of capital expenditure of $929.5 million for the full year 2004.

Santos Limited is a major Australian oil and gas exploration and production company with interests in all Australian hydrocarbon provinces. The Santos Group also operates and has interests in the USA, Indonesia, PNG and the North Africa.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:	**Investor enquiries:**
Graeme Bethune	**Mike Hanzalik**
Santos Limited	**Santos Limited**
(08) 8218 5157 / 0419 828 617	**(08) 8224 7725 / 0439 892 143**

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)


Santos Production and Revenue
mmboe
$m
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
600
500
400
300
200
100
0
Mar-03 Jun-03 Sep-03 Dec-03 Mar-04 Jun-04 Sep-04 Dec-04
Prdn mmboe 13.0 13.8 14.4 13.0 9.6 11.6 13.0 12.9
Revenue $m 368.7 347.4 386.4 362.5 256.4 334.1 420.3 490.1

STOCK EXCHANGE ACTIVITIES REPORT FOR QUARTER ENDING 31 DECEMBER 2004.

(Unless otherwise indicated, all comparisons are made against 2003 fourth quarter)

1. SALES AND PRODUCTION

Total sales revenue for the fourth quarter was a record $490.1 million ($362.5 million in the previous corresponding quarter), taking total sales revenue to the highest total on record at $1,500.9 million for the 12 months ended 31 December 2004.

The improved December quarter revenue reflected the higher Australian dollar oil prices achieved from improved sales volumes of 14.3 mmboe for the three months compared with 13.6 mmboe in the fourth quarter of 2003.

Total production for the fourth quarter of 2004 was 12.9 million barrels of oil equivalent (mmboe) which is steady against the corresponding period in 2003. Full year production was 47.1 mmboe, which is above the range of 45 to 46 mmboe advised to the market in August 2004.

Sales Gas and Ethane

Total sales revenue for sales gas and ethane for the full year declined by 5.6% from $720.8 million to $680.1 million.

Sales revenue from gas and ethane improved during the December quarter to $193.2 million compared with $166.7 million for the December 2003 quarter. This was due to higher sales volumes resulting from the inclusion of an increased share of Patricia-Baleen, the acquisition of some of Novus Petroleum Limited's (Novus) assets in the quarter and sale of third party gas to meet East Spar contracts. In the US, sales gas realised prices exceeded US$6.00 per thousand cubic feet.

December quarter sales gas and ethane production fell from 51.8 petajoules (PJ) to 50.3 PJ. Cooper Basin production was reduced to 33.1 PJ (-4.2 PJ) due to natural field decline and residual flaring related to finalisation of post-incident plant modifications. Onshore Otway production decreased to 0.4 PJ (-0.4 PJ) as the sale of these assets to Origin Energy Resources Limited (Origin) took effect in the December quarter. East Spar gas production continued to decline with production decreasing to 3.6 PJ (-0.5PJ). Gas production of 2.1 PJ was accounted from Indonesia as a result of the completion of the Novus assets acquisition.

Crude Oil
Oil production during the December quarter was down 9.1% compared with the third quarter of 2004. Production from Legendre for the fourth quarter 2004 averaged 24,803 barrels of oil per day (bopd) (5,596 bopd Santos share) and was lower than the third quarter 2004 which averaged 34,160 bopd (7,707 bopd Santos share) due to the natural decline of the wells in the field.

Production from the Cooper Basin was 19.0% below the third quarter at 7,193 bbl/d (Santos share) due to natural decline in the recent Merrimelia high rate wells ahead of the installation of submersible pumps, scheduled testing of the Limestone Creek pipeline, satellite upgrades to the Tantanna facilities and statutory inspection of the Gidgealpa tank facilities. Full year oil production from the Cooper Basin declined by just 4.4% to 2.7 million barrels.

Production from the Stag field recovered during the quarter, reaching a high of 13,500 bopd, as a result of the three infill wells drilled in November. However, by year end, production had declined to approximately 10,000 bopd because of the continuing decline in the reservoir pressure. Production from the Stag field for the fourth quarter of 2004 averaged 8,889 bopd (5,926 bopd Santos share), compared with the third quarter 2004 of 6,931 bopd (4,621 bopd Santos share).

Sales volumes for crude oil were 14.4% higher than in the third quarter of 2004 due to the timing of liftings. Sales revenue from oil increased by 13.2%, from $127.7 million in the third quarter to $144.6 million in the fourth quarter of 2004. The average realised oil price for the fourth quarter was A$56.77 (US$39.60) per barrel, 1.0% lower than the 2004 third quarter of A$57.36 (US$38.60).

Condensate
December quarter 2004 condensate production was 1,334,600 barrels, 78.9% higher than the 2003 December quarter due to the commencement of the Bayu-Undan liquids recycle project during the first quarter of 2004. December 2004 quarter production also increased 21.6% above the September 2004 quarter due to a full quarter of production at design rates. Condensate revenue for the December quarter 2004 increased by 142.0% above the December quarter 2003 due to higher volumes produced and sold, together with a substantial increase in the realised price to A$72.17 from A$43.89 per barrel for the December quarter 2003.

LPG
LPG production of 75,100 tonnes was 29.9% above the 2003 fourth quarter due to Bayu-Undan production, offset slightly by declining production from the Cooper Basin. Sales volumes increased by 9.0% to 77,500 tonnes due to the timing of liftings and sales revenue rose by 90.3% from $27.9 million for the December 2003 quarter to $53.1 million in the December 2004 quarter due to the increased production and a substantially higher LPG price.

2. EXPLORATION

Expenditure on wildcat exploration was $55.7 million in the fourth quarter 2004. Santos spudded ten wildcat wells during the fourth quarter while the drilling of the Jeruk 2 and Khefren 1 wells continued from the previous quarter.

Fourth Quarter Exploration Activity

Well	Basin/Area	Target	Licence	Santos Interest (%)	Well Status
Yanglse 1	Cooper/Eromanga	Gas	ATP 259P	60.06	C&S – gas disc
Stilton 1	Cooper/Eromanga	Gas	ATP 259P	100.00	C&S – gas disc
Hector 1	Cooper/Eromanga	Oil/Gas	ATP 259P	60.06	C&S – gas disc
Martha 1	Otway	Gas	VIC P/44	50.00	P&A – gas disc
Callister 1	Otway	Oil/Gas	VIC P/51	55.00	P&A
Amrit 1	Otway	Oil	VIC P/52	33.00	P&A
Pandu 1	Kutei	Oil/Gas	Papalang PSC	20.00	P&A
Deer Ck 7-6	Montana	Gas	Deer Creek	50.00	P&A
Deer Ck 11-13	Montana	Gas	Deer Creek	50.00	P&A
Ras Abu Darag 1	Gulf of Suez	Oil	Ras Abu Darag	50.00	Drilling
Khefren 1	Gulf of Suez	Oil	Sth East July	20.00	P&A
Jeruk 2	East Java	Oil	Sampang PSC	50.00	Drilling oil disc

In the Cooper Basin, three stratigraphic gas exploration wells were drilled during the quarter with all of the gas wells being cased and suspended as gas discoveries, pending testing to confirm their suitability as future producers.

In permit VIC P/51 the Callister 1 well was plugged and abandoned with gas shows while the Amrit 1 deep water well in VIC P/52 was plugged and abandoned having failed to intersect economic hydrocarbons. The Martha 1 well near the Casino field was plugged and abandoned after discovering gas which is the subject of reviews to assess its potential commerciality.

In the deep water Kutei Basin, Indonesia, the Pandu 1 well was plugged and abandoned having failed to intersect commercially significant hydrocarbons.

In Egypt, the Khefren 1 well located in the Gulf of Suez was spudded during the third quarter and was plugged and abandoned during the fourth quarter after failing to reach the primary objective. The second well of a multi-well farm-in program, Ras Abu Darag 1, was spudded during the quarter and at the time of this report was drilling ahead.

In the United States, two shallow gas wells were drilled as part of a farm-in to a project in Montana and both wells were plugged and abandoned.

The Jeruk 2 well continued operations during the fourth quarter after commencing during the third quarter. At the time of this report, the well was being suspended after testing operations confirmed the presence of a 379 metre gross oil column. Mechanical difficulties prevented further testing and the well was suspended pending future re-entry at a later date.

Seismic Acquired

During the last December quarter, Santos acquired exploration and delineation seismic consisting of 225 square kilometres of 3D and 62 kilometres of 2D onshore seismic in south-west Queensland and 25 kilometres of 2D onshore seismic in north-east South Australia.

In the US, 4,112 square kilometres of 3D seismic associated with several exploration trends was acquired: onshore - Thunder Project (1,410), and offshore - Cougar Southwest (2,422) and Cougar High Island Projects (280). In addition 19 square kilometres of 3D seismic associated with the Garcia Ranch Delineation Project was purchased.

Permit	Area/Basin	Type	Km/Km²
ATP259P	Talgeberry / Eromanga Basin	3D	110
ATP267P	Nockatunga-Thungo / Eromanga Basin	3D	165
ATP259P	Baryulah South / Cooper Basin	3D	126
ATP259P	Theta/Moon/Lois/ Snowball/CooperBasin	2D	62
SA PPL's	Quartpot/Tirrawarra-Gooranie/Andre-Leleptian / Cooper Basin	2D	58
Thunder	Thunder	3D	1,410
Garcia Ranch	Garcia Ranch	3D	19
Cougar	Southwest	3D	2,422
Cougar	High Island	3D	280

Forward Exploration Schedule:

The wells planned to be drilled in the first quarter of 2005 are:

Well	Basin/Area	Target	Upside Resource (mmboe) Unrisked	Santos Interest	Expected Spud Date
Jeruk 2	East Java Sampang PSC	Oil	TBA	50.0	drilling
Ras Abu Darag 1	Gulf of Suez RAD PSC	Oil	340	50.0	drilling
Hurricane 1	Carnarvon	Oil	60	31.3	drilling
Hiu Aman 1	Kutei Donggala PSC	Oil	120	50.0	drilling
Agung1	Nth Bali 1 PSC	Oil	550	30.0	Q1
Raksasa 1	Kutei Donggala PSC	Oil	400	50.0	Q1
Kodok Buta 1	Kutei Donggala PSC	Oil	230	50.0	Q1
Cougar B	GOM offshore	Gas	40	100.0	Q1
North Zeit Bay 1	Gulf of Suez onshore	Oil	50	50.0	Q1

Santos currently has 100% working interest in Cougar B with a potential farmout deal under discussion.

3. DELINEATION AND DEVELOPMENT

Delineation and development expenditure was $280.4 million in the fourth quarter of 2004.

Delineation Activity

In the Carnarvon Basin, the Norfolk North 1 and Mutineer 10 delineation wells were both plugged and abandoned after finding small columns of oil.

In the Cooper Basin, five gas wells were drilled during the quarter. Of the five wells, four were cased and suspended for future production, including one well which commenced in the previous quarter. Three gas wells and one oil well were also re-entered using coiled tubing under-balanced drilling to drill new sections. The four wells, Strzelecki 14, Marabooka 8, Della 24 and Moomba 117DW were all cased and suspended for future production.

In the US, four wells were drilled during the quarter, including two which were spudded in the previous quarter and finished during the December quarter. In the Wilcox trend, the Meider 1 well commenced during the September quarter and was cased and suspended for production during the December quarter. The well has subsequently begun producing during November at 8.2 mmcfd. The follow-up Meider 2 well drilled during the December quarter was temporarily abandoned for evaluation for a possible sidetrack.

In the Frio trend, the Sutherland 1 well commenced during the September quarter and was plugged and abandoned during the December quarter. The Selkirk Island 1 well was also plugged and abandoned

Development Activity

The Mutineer-Exeter oil field development (Santos interest 33.4% and operator) has progressed through a number of key milestones and is now 89% complete. The FPSO was officially named the Modec Venture 11 at a ceremony at Jurong, Singapore, during December in preparation for sailing to the field in the first quarter 2005. During the quarter, the four development wells were completed for production and the subsea equipment and pipelines to enable that to occur were installed. A review of reserves and production outlook is underway and will be released when all relevant information from the recently completed drilling campaign has been assimilated.

In the Australia–East Timor Joint Petroleum Development Area, work continued on the Bayu-Undan liquids project (Santos interest 10.6%) as the facilities were fine tuned to reach the planned production rate of 1.1 billion cubic feet per day and 100,000 barrels per day.

During the quarter development drilling continued to finalise the initial batch drilling campaign to provide five producing wells, five gas injection wells and one water injection well. Work on the LNG and pipeline projects also progressed well with the pipeline from the field to Darwin now 82% complete and the LNG plant reaching 67% completion to be on track for an early 2006 start up.

The John Brookes gas development (Santos 45%) in the Carnarvon Basin, offshore Western Australia, has progressed rapidly to 44% complete as it targets first production in mid 2005. The platform is approaching the final stages of construction at Batam Island ahead of planned installation in the first quarter of 2005.

In the Otway Basin, offshore Victoria, the Casino gas field development (Santos 50% and operator) received formal sanction with the signing of an expanded Gas Sales Agreement with SPI Electricity Pty Ltd, trading as TXU. The expanded agreement enabled additional exploration drilling to provide further reserves and the first of the wells targeted to achieve this was the Martha 1 well.

During the quarter, the project also passed an important milestone with the grant of the necessary environmental approvals. The subsea wellheads were completed in December and development drilling is expected to commence during the first quarter 2005. The project is currently 25% complete with first gas production targeted to commence in the first quarter of 2006.

The Minerva gas plant and facilities (Santos 10%) were completed during the quarter and commissioning commenced during December in preparation for first gas sales in January 2005. Early in 2005, Santos announced that it would market its share of the Minerva production separately through its wholly-owned subsidiary, Santos Direct Pty Ltd, which was recently awarded a Victorian retail licence to sell direct to industrial customers and the spot market.

In the Cooper Basin, five gas development wells were spudded during the quarter with three cased and suspended as future gas producers while two were still drilling at the end of the quarter. One well spudded in the September quarter was also cased and suspended. During the quarter, eighteen gas development projects were brought on line. In addition, 12 oil wells were also brought on line.

In East Java, Indonesia, commercialisation of the offshore Oyong oil and gas (Santos 45% and operator) and Maleo gas projects (Santos 75% and operator) continued. The Oyong field has been the subject of a review to consider early oil production with a revised plan of development to achieve this outcome having been submitted to the Indonesian government. The gas development for Oyong, for which there is a signed Gas Sales Agreement in place, remains subject to finalisation of satisfactory credit arrangements by the buyer. The Maleo gas development is also awaiting confirmation of the buyer's credit arrangements.

In the South Texas Frio trend in the US, development of the Mountainside field area continued with the spudding of the Petru 5 well (Santos 34.375%).

4. BUSINESS DEVELOPMENT & ACREAGE AWARDS

Gas Contracts/Acquisitions/Divestments

During the quarter, Santos sold its 18.02% share in the Carpentaria Gas Pipeline between Ballera and Mount Isa in Queensland to Australian Pipeline Trust for $59 million, resulting in a $22 million after tax profit that will be booked in the 2004 financial year.

In the Otway Basin, Santos farmed out a 25% interest in the VIC P/51 permit to Mitsui & Co Ltd subsidiary, Mitwell Energy Resources Pty Ltd, before drilling the Callister 1 exploration well. The sale of various interests in the onshore Otway Basin was completed on 16 November resulting in an after tax profit of $18 million.

In Indonesia, Santos expanded its acreage interests by obtaining a 65.45% in the Donggala Block located in the deep water Kutei Basin offshore East Kalimantan. It is planned to reduce this interest to 50.0% via farm out. Santos will become the operator of the PSC after 31 December 2005.

In September 2004, Santos announced that it had executed formal agreements to acquire an additional 4.75% of the South Australian Cooper Basin, 18% of the Brantas Production Sharing Contract (PSC) and 9% of the Kakap PSC from Medco Energi Internasional Tbk (Medco) after Medco had successfully taken over Novus. On 31 December 2004, Santos paid Medco US$98 million for the 4.75% of the Cooper Basin, 18% of Brantas PSC and 6.25% of Kakap PSC. Payment for the remaining 2.75% of Kakap PSC is expected to be made in the first quarter of 2005. The total consideration for all the properties being acquired from Medco is US$110 million (as at 1 January 2004).

5. MOOMBA INCIDENT

After the gas release and subsequent fire in the Liquids Recovery Plant (LRP) at the Moomba Gas Plant on 1 January 2004, Santos has completed the reinstatement of the plant. During December, Santos advised that its insurers agreed that losses resulting from the New Year's Day incident at the Moomba plant are recoverable under the Company's property damage and business interruption policy.

Santos and its insurers have now completed their assessment and will proceed to evaluate and finalise the quantum of the claim. As previously advised, Santos expects to be able to recognise a major proportion of the insurance claim in its financial results for the year ending 31 December 2004.

6. HEDGING

The table below details the hedge position as at 31 December 2004.

FORWARD HEDGING - as at 31st December 2004	
	2005 onwards
Petroleum Liquids	
Swaps (Mmboe)	1.56
Avg. price US$/bbl	36.02
Currency	
USD Amount	135
Avge. Exch. rate	0.6574

Q4 2004 Capex report	Quarter Ended			YTD	
	2004 December	2004 September	2003 December	2004 December	2003 December
Exploration Expenditure ($ million)					
Australia	27.0	9.4	30.9	52.1	58.4
Overseas	28.7	19.4	23.4	73.5	78.0
Delineation Expenditure ($ million)					
Australia	18.9	6.5	22.9	54.0	48.3
Overseas	11.8	9.5	10.0	36.9	22.0
Development* Expenditure ($ million)					
**Australia	222.8	148.6	141.4	664.1	513.9
Overseas	26.9	9.9	8.2	48.9	40.0
Total Expenditure ($ million)	336.1	203.3	236.8	929.5	760.6

* Includes construction and fixed assets expenditure
** Prior year comparative adjusted to include Darwin LNG expenditure for June 2003 quarter.

ABBREVIATIONS

PJ	= petajoules
bbls	= barrels
t	= tonnes
boe	= barrels of oil equivalent
mmboe	= million barrels of oil equivalent
P&A	= plugged and abandoned
P&S	= plugged and suspended
C&S	= cased and suspended
btu	= British Thermal units
mmcfd	= million cubic feet per day
bopd	= barrels of oil per day

CONVERSIONS

Sales Gas & Ethane, 1 PJ:	= 171.937 boe x 10^3
Crude Oil, 1 barrel:	= 1 boe
Condensate (Naphtha), 1 barrel:	= 0.935 boe
LPG, 1 tonne:	= 8.458 boe

December Quarter 2004 Activities Report:

	Quarter Ended			Full Year	
	2004 December	2004 September	2003 December	2004	2003
Sales Gas and Ethane (PJ)					
Cooper Basin	33.1	35.2	37.3	125.9	154.0
Surat/Denison	4.0	4.9	3.4	16.1	14.3
Amadeus	3.4	2.5	3.0	11.3	11.7
Otway	0.4	1.0	0.8	4.4	11.9
Gippsland- Patricia Baleen	1.4	1.2	0.6	3.8	1.9
East Spar	3.6	4.1	4.1	17.7	17.7
USA	2.3	2.3	2.6	9.2	11.3
Indonesia	2.1			2.1	
Total Production	**50.3**	**51.2**	**51.8**	**190.5**	**222.8**
Total Sales Volume	**57.0**	**57.6**	**52.9**	**207.1**	**228.4**
Total Sales Revenue ($Am)	**193.2**	**190.1**	**166.7**	**680.1**	**720.8**
Crude Oil (000's bbls)					
Cooper Basin	661.8	817.0	740.9	2685.5	2808.2
Surat/Denison	25.3	18.6	19.0	90.2	83.1
Amadeus	61.9	65.3	69.3	236.5	270.0
Elang/Kakatua	43.3	68.3	101.0	226.7	425.5
Jabiru/Challis	46.9	48.4	57.5	176.7	257.1
Legendre	514.8	709.0	503.4	2045.8	2269.0
Indonesia	68.0			68.0	
Thevenard	110.3	146.2	172.3	561.2	708.0
Barrow	208.6	215.6	220.7	859.3	945.2
Stag	545.1	425.1	843.7	2124.8	2617.2
Airle	0.0	0.0	0.0	0.0	0.0
SE Gobe	65.3	67.4	86.0	289.1	376.5
USA	44.3	53.5	53.1	171.7	212.2
Total Production	**2395.6**	**2634.4**	**2866.9**	**9535.5**	**10972.0**
Oil price (Avg $A/bbl)	**56.77**	**57.36**	**41.47**	**51.83**	**43.59**
Total Sales Volume	**2546.3**	**2226.1**	**3060.3**	**9681.0**	**10958.6**
Total Sales Revenue ($Am)	**144.6**	**127.7**	**126.9**	**501.8**	**477.7**
Condensate (000's bbls)					
Cooper Basin	564.5	417.1	527.4	1448.5	2111.7
Surat/Denison	2.0	3.6	1.2	7.8	10.9
Bayu Undan	573.8	471.5	0.0	1334.9	0.0
Otway	3.6	5.8	9.4	30.6	73.5
East Spar	145.4	172.6	196.5	775.5	858.3
USA	45.3	26.8	11.3	114.4	25.6
Total Production	**1334.6**	**1097.4**	**745.8**	**3711.7**	**3080.0**
Total Sales Volume	**1374.5**	**1186.2**	**934.2**	**3569.5**	**3246.6**
Total Sales Revenue ($Am)	**99.2**	**78.1**	**41.0**	**228.5**	**150.1**
LPG (000 t)					
Cooper Basin	51.9	39.4	57.8	108.7	240.7
Surat/Denison	0.0	0.1	0.0	0.1	0.0
Bayu Undan	23.2	21.2	0.0	49.8	0.0
Total Production	**75.1**	**60.7**	**57.8**	**158.6**	**240.7**
Total Sales Volume	**77.5**	**43.7**	**71.1**	**148.6**	**256.7**
Total Sales Revenue ($Am)	**53.1**	**24.4**	**27.9**	**90.5**	**116.4**
TOTAL					
Production (mmboe)	**12.9**	**13.0**	**13.0**	**47.1**	**54.2**
Sales Volume (mmboe)	**14.3**	**13.6**	**13.6**	**49.9**	**55.4**
Sales Revenue ($Am)	**490.1**	**420.3**	**362.5**	**1500.9**	**1465.0**

Attention ASX Company Announcements Platform
Lodgement of Open Briefing

Santos


open briefing

corporatefile.com.au

Santos Limited
Level 29
91 King William Street
Adelaide SA 5000

Date of lodgement: 24-Jan-2005

Title: Open Briefing. Santos. MD on Assessment of Jeruk Discovery

Record of interview:

corporatefile.com.au

corporatefile.com.au
Santos Limited recently completed drilling the Jeruk 2 appraisal well at its Jeruk oil discovery in the Sampang PSC (Santos 50%), East Java Basin, offshore Indonesia. Can you elaborate on the known and potential height of the hydrocarbon column seen in Jeruk 2 and whether it is likely that the hydrocarbons will also be gas?

MD John Ellice-Flint
Current data indicates we are dealing with an oil column with a height of at least 379 metres. That is the vertical difference between the uppermost and lowermost intervals where oil has been tested in the field so far. That is already a very significant column but there is some additional potential both above and below this column. There is some room for the column to extend upward from the Jeruk 1 penetration point to the crest of the Jeruk structure. How much further is as yet unclear as the structure has been mapped using existing, sparse 2D seismic data. After interpretation of the 3D seismic data currently being acquired we will have a better idea.

It is possible that a relatively small volume of gas may be contained in the uppermost part of the structure, however this is considered unlikely from our analysis of fluid sample properties and pressure data gathered so far. There is also some room for the column to extend below the lowermost interval that tested oil at

4995m true vertical depth. Based on log data, the base of the column is unlikely to be too far below this depth but will certainly be above 5205m true vertical depth where we have already tested water. It is important to consider the column height information in true vertical depth terms as the wells were drilled at an inclination.

corporatefile.com.au
Santos' revised estimate post Jeruk 1 and pre Jeruk 2 was that Jeruk could potentially contain an upside recoverable oil resource of 170 mmbbls. You have indicated that it is likely that recoverable reserves are greater than this earlier estimate. When will you be in a position to elaborate upon the potential range of reserves for this field?

MD John Ellice-Flint
This is an interesting and important question about a topic that is often poorly understood, so before answering your question I will explain the meaning we ascribe to some of these terms.

Firstly, within Santos we have a tightly managed and documented resource and reserve management process that is consistent with the Society of Petroleum Engineers resource and reserve definitions and guidelines.

During the exploration phase we prefer to talk about "contingent resources" which means the estimated recoverable volume, contingent upon appropriate field development facilities being put in place and on certain market assumptions, especially oil price. Typically, wide ranges are associated with contingent resources reflecting the fact that it is still very early days in our understanding of the field size and characteristics and of the development facilities that will be required to produce the resource.

"Reserves" are economically recoverable volumes which fall into closely defined categories of "proven", "probable" and "possible". Whilst still dependent on oil price and other market assumptions it is only after sufficient appraisal work has been performed to understand the reservoir and fluid properties (porosity, permeability, recovery factor) and to properly plan and cost development facilities that we start talking about "reserves".

So during the normal course of events as a field moves through exploration, appraisal, development and production phases we will first describe the volumes we think are going to be recoverable as "contingent resources" and then later "reserves". There is always a range of uncertainty with resources and reserves but generally with more data and as a greater understanding of any field is gained, the narrower the range will become.

So now to answer your questions. As far as Jeruk is concerned, we have clearly made a large discovery and are into the early stages of appraising the oil in place and determining an appropriate recovery factor. At this stage we will talk about contingent resources and we are dealing with a wide range of uncertainty. We will be in a better position to provide a range, albeit a wide one, after having integrated our recently acquired well and test data and examined analogue fields.

We are using well data such as rock samples, wireline logs and test data to understand reservoir and fluid properties vertically through the field – most importantly the distribution of porosity and permeability. We have two well data points only 1.6km apart – not far with respect to the size of the structure. We use seismic data to extrapolate reservoir properties laterally away from the wells and we are currently shooting 3D seismic for this purpose.

The program commenced early this week and acquisition, processing and interpretation will be completed in the second half of 2005. We will advise the market of our understanding of the estimated contingent resource range as soon as we are able; I hope within the next few months. The range will narrow further with integration of the 3D seismic data later in 2005 and then again with further drilling results – possibly later in 2005.

corporatefile.com.au
The Jeruk reservoir appears to be complex. Can you give a broader summary of what you now know about Jeruk including oil and reservoir quality, flow rates, possibly recovery factors and any other relevant data compiled from the appraisal program to date that support the potential resource assessment post Jeruk 2?

MD John Ellice-Flint
Jeruk is a carbonate reservoir composed mainly of limestone. Approximately 75% of the world's oil is found in carbonate reservoirs, including most fields in the Middle East. Whilst carbonate reservoirs are often difficult to drill and evaluate, they are commonly highly productive and reliable producers. Jeruk is geologically analogous with other producing fields in East Java.

Carbonate reservoirs often have a lot of internal variation in reservoir properties both vertically and laterally, reflecting their origin as hosts of communities of living marine organisms just like today's coral reefs and associated environments.

During the appraisal phase we will seek to develop an understanding of the distribution of reservoir properties within the field. It is already obvious that there are some parts of the Jeruk field that are highly productive, as has been demonstrated by the excellent flow rate of 7,488 barrels of oil a day from DST 1 in Jeruk 2 through a ½ inch choke with a Flowing Tubing Head Pressure of 2762psi. This rate was limited by surface facilities. It is to be expected that parts of the reservoir will have similar or better properties to this while other parts will be less productive.

It is too early to be able to give an indication of likely recovery factors for Jeruk as the vertical and lateral distribution of reservoir properties is not yet well enough understood. The 3D seismic data currently being acquired will help improve our understanding of the distribution of reservoir properties. Fluid samples gathered in both Jeruk wells indicate the field contains a good quality, relatively light oil with a gravity of about 33° API containing few impurities.

corporatefile.com.au
Jeruk lies in 44 metres of water and is close to the coast but is a deep well with high pressures and difficult reservoirs. The two wells drilled to date have been troublesome and expensive. Will future drilling be as challenging and expensive?

MD John Ellice-Flint
Indeed these have been challenging wells to drill, however to look on the bright side it is the very same features that make the drilling difficult that make the reservoirs productive. The drilling of wells targeting carbonate objectives in the East Java Basin has presented major problems to exploration companies during the past twenty years. Many wells were abandoned without reaching their objective or without fully evaluating the objective section.

At Santos we have assembled a highly talented and experienced drilling team that are more than capable of tackling these challenges and that is one of the reasons we were prepared to undertake this project. These wells involved drilling into a high pressure, high temperature environment to over 5000 metres below the surface with small diameter well bores at relatively high angles for parts of the well trajectories.

During the drilling of Jeruk 1 we experienced severe losses of drilling fluid from the borehole causing part of the drill-string to become stuck in the hole and requiring a sidetrack to be drilled. Whilst the drillers tackled the problems, the geoscientists were very pleased as lost circulation generally indicates excellent reservoir properties.

Whilst drilling Jeruk 1 our team developed very effective techniques to deal with the lost circulation which were successfully applied while drilling Jeruk 2. It is important to understand that we undertook to drill these wells using existing 2D seismic to plan the well trajectories. The field is 5000 metres deep and at these depths 2D seismic data loses a lot of its accuracy. Difficulties with the well trajectory, not reservoir difficulties, led to the need for a sidetrack in Jeruk 2.

The application of techniques learned during the first two wells, together with more accurate 3D seismic, will substantially reduce drilling costs during appraisal and development drilling on the Jeruk field.

corporatefile.com.au
Can you give any guidance on the likelihood of Jeruk being commercial and any views on possible capital expenditure, development concepts, timing for first production and possible commercial flow rates?

MD John Ellice-Flint
It is too early to say that the field is commercial as we are still doing the work that will enable us to make that decision. It is, however fair to say that Jeruk gives every sign of being commercial. It is also too early to provide guidance on development concepts, capital expenditure, timing of production or flow rates. We will be examining a range of development concepts as appraisal proceeds. The fact that the field is in shallow water close to the coast increases the number of development options available to us and should enable us to bring production on

relatively quickly. Additionally it will allow us the flexibility to undertake a staged development if that proves prudent in order to reduce risks.

corporatefile.com.au
How significant is Jeruk for Santos? How does it compare with current reserves? How does it compare with recent Santos discoveries or developments?

MD John Ellice-Flint
We currently hold a 50% interest in the Jeruk field which we anticipate being very significant for Santos. It should bring a welcome addition to our portfolio of development projects with an investment schedule and production profile that complements other projects and strengthens our outlook toward the end of this decade.

As I said earlier, it is too early to talk about reserves. At this stage we believe that we have a large discovery that appears likely to contain more than the published, pre-drill contingent resource estimate of 170 million barrels. If our initial view is confirmed during the appraisal program then the Jeruk discovery could significantly upgrade our current reserve base and it would be Santos' largest oil field development.

corporatefile.com.au
Production Sharing Contracts in Indonesia are quite favourable to the government, will Santos be able to achieve a good return from an oil development at Jeruk?

MD John Ellice-Flint
PSC terms around the world vary as governments try to attract investors by setting terms that achieve a balance between the returns offered and the technical, commercial and country risks that investors undertake. The terms of the Sampang PSC are reasonably standard for Production Sharing Contracts in Indonesia, a country where there is an attractive resource potential and a long history of successful management of PSCs. These terms should allow the development of a reasonably large oil field in the PSC to provide good returns to both the Government of Indonesia and the Contractor. Respected independent industry analysts estimate that analogous Indonesian oil fields can produce very strong double digit internal rates of return.

corporatefile.com.au
Before drilling Jeruk 1 and Jeruk 2, the other JV parties in the Sampang PSC elected not to participate in these wells. Do those parties have rights to reclaim their interests in the Jeruk discovery and if they did, what would be the effect on Santos' interest in the Jeruk discovery?

MD John Ellice-Flint
Santos' fellow joint venture participants in the PSC elected not to participate in the drilling of the Jeruk 1 or Jeruk 2 wells. Santos proceeded to undertake the drilling of the wells on a 50:50 cost sharing basis with Medco Energi. The joint venture parties have the right to reinstate their interests in the field after paying compensation according to the sole risk provisions of the Joint Operating Agreement between the PSC parties. If this were to occur Santos' interest in the

field would reduce from 50% to 45%. As per standard Indonesian PSC conditions, a government nominated company has the right to back in to a 10% equity interest in the PSC, pro rata from each of the PSC parties. If this were to occur then Santos' interest in the PSC would reduce to 40.5%.

corporatefile.com.au
What's the forward plan for activity to further assess Jeruk and the likely timing of that program?

MD John Ellice-Flint
The immediate program is to acquire, process and interpret a 3D seismic survey which will assist in improving our predictive models and help define reservoir property distribution and resource range. Data acquisition has commenced and we expect the data to be processed and interpreted during the second half of 2005. We will also consider undertaking further drilling later this year - possibly a re-entry of the Jeruk 2 wellbore. We will also continue evaluating and integrating the well and test data acquired so far to help us better understand the resource range and assess development options.

corporatefile.com.au
How does the Jeruk success affect your exploration approach in the Jeruk area? What do you plan next in the area?

MD John Ellice-Flint
The Jeruk discovery reaffirms our belief in the exploration potential of the East Java Basin which is one of our two current focus areas in Indonesia where we are conducting active, ongoing exploration programs. The rig is currently preparing to move to the Agung 1 well location in the North Bali 1 PSC in which Santos has a 30% interest. Agung 1 is targeting a carbonate reservoir on a similar trend to the Jeruk discovery. It is a large prospect with an unrisked upside resource potential of 550 mmbls. We are also participating in the drilling of 4 to 5 wells in the deep water Kutei Basin commencing in the first quarter.

corporatefile.com.au
Thank you John.

For further information on Santos please visit www.santos.com or call Graeme Bethune (Media enquiries) on (08) 8218 5157 or Mike Hanzalik (Investor enquiries) on (08) 8224 7725.

To read other Open Briefings, or to receive future Open Briefings by email, please visit www.corporatefile.com.au



www.santos.com

RECEIVED
2005 JAN 28 A 9:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

newsrelease

27 January 2005

Santos steps up exploration in 2005

Santos Limited today announced a 25 well, high-impact exploration program for 2005.

The Company will invest a total of $153 million testing prospects within its expanding domestic and international exploration portfolio – up 21% from the $126 million spent on exploration in 2004.

Oil is the main focus of the 2005 program with most activity in the Kutei and East Java Basins offshore Indonesia, the Gulf of Suez in Egypt, the Bonaparte Basin in the Timor Sea and the Carnarvon Basin offshore Western Australia.

"The 2005 program reflects the increasing materiality of our exploration portfolio and continues Santos' emphasis on more globally-focused exploration as an important part of our growth strategy," said Santos' Managing Director, John Ellice-Flint.

"We are commencing 2005 with a very high activity level in the first quarter," he said.

Key wells in the first quarter are: three deep water wells in the Kutei Basin, one of which has already spudded; the Agung oil prospect in the North Bali 1 PSC, which will spud within days; two wells in the Gulf of Suez and the Cougar prospect offshore Gulf of Mexico.

Throughout the remainder of the year other key wells are planned in the Gulf of Suez, the Kutei Basin, East Java, the Otway Basin, the Bonaparte Basin, the Carnarvon Basin and onshore in the United States.

Santos has also commenced an extensive 3D seismic acquisition program in the Sampang and Madura Offshore Production Sharing Contracts in East Java.

The exploration portfolio is constantly being optimised so the program is likely to vary as a result of drilling outcomes and as new prospects mature.

The table below details the proposed 2005 exploration drilling program.

Santos Ltd ABN 80 007 550 923
GPO Box 2455 • Adelaide SA 5001 • Telephone: 08 8218 5111 • Facsimile: 08 8218 5131

Well/Prospect	Basin/Area	Target	Indicative Prospect Upside Resource Potential (mmboe) Unrisked					Santos Interest %	Quarter Drilling Expected to Commence
			TBA	1-50	50-100	100-250	>250		
Ras Abu Darag	Gulf of Suez	Oil			✓			50	Drilling
Jeruk 2	E. Java (Sampang PSC)	Oil	✓					50	Drilled
Hurricane 1	Carnarvon	Oil			✓			31	Drilled
Hiu Aman 1	Kutei (Donggala PSC)	Oil				✓		40	Drilling
Orca	Kutei (Donggala PSC)	Oil				✓		40	Q1
Raksasa	Kutei (Donggala PSC)	Oil					✓	40	Q1
North Zeit Bay A	Gulf of Suez (onshore)	Oil	✓					50	Q1
Cougar B	Gulf of Mexico (offshore)	Gas		✓				55	Q1
Agung 1	E. Java (N. Bali 1 PSC)	Oil					✓	30	Q1
Pangkal	Kutei (Papalang PSC)	Oil				✓		20	Q2
North Zeit Bay B	Gulf of Suez (onshore)	Oil	✓					50	Q2
Caldita	Bonaparte	Gas					✓	40	Q2
Thunder	Gulf of Mexico (onshore)	Gas		✓				60	Q2
Khufu	Gulf of Suez (offshore)	Oil		✓				20	Q2
Phoenix	Bonaparte	Gas				✓		40	Q2
Pecten East	Otway	Gas		✓				50	Q3
Herbras	E. Java (Sampang PSC)	Oil		✓				45	Q3
Pawnee	Gulf of Suez (offshore)	Oil			✓			50	Q3
Banjar Panji	E. Java (Brantas PSC)	Oil		✓				18	Q3
Little Joe	Carnarvon	Oil		✓				31	Q3
Greenmount	Eastern Qld	Gas		✓				50	Q3
Yamala	Eastern Qld	Gas		✓				50	Q3
North Zeit Bay C	Gulf of Suez (onshore)	Oil	✓					50	Q4
Brick Landing	Carnarvon	Oil			✓			44	Q4
Lindsay	Otway	Gas		✓				40	Q4

TBA = To Be Announced

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
(08) 8218 5260 / 0407 979 982

Investor enquiries:
Graeme Bethune
(08) 8218 5157 / 0419 822 617

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues *NOT APPLICABLE*

1 Class of securities issued or to be issued

2 Number of securities issued or to be issued (if known) or maximum number which may be issued.

3 Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)

4 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5 Issue price or consideration

6 Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets)

7 Dates of entering securities into uncertificated holdings or despatch of certificates

8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)

9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 – Bonus issue or pro rata issue ***NOT APPLICABLE***

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the securities will be offered

14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☐ Securities described in Part 1

(b) ☑ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	28,500
39	Class of securities for which quotation is sought	Fully paid ordinary.
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Payment of calls on partly paid Executive Share Plan shares pursuant to the Santos Executive Share Plan. The amount paid is as follows: Plan "0" 12,500 shares at $3.70; 1,750 shares at $3.72; Plan "2" 12,500 shares at $2.47; 1,750 shares at $2.48.

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class
585,346,752	Fully paid ordinary shares.
6,000,000	Franked unsecured equity listed securities (FUELS).

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 27 January 2004
Company Secretary

Print name: WESLEY JON GLANVILLE

Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

Santos

Week Ending 27th January 2005

Wildcat Exploration Wells

Ras Abu Darag 1 (previously known as Osage)

Type	Oil Wildcat	
Location	Egypt, Central Gulf of Suez Ras Abu Darag Block, 20 km W of the Onshore Sudr Oil Field.	
Status at 0600hrs 25/01/05 (Cairo Time)	Drilling ahead. The current depth is 2812m with 330m progress for the week.	
Planned Total Depth	5442m MD (4755m TVD)	
Interest	Devon	50%
	Santos Group	50%
Operator	Devon Energy	

Hiu Aman 1

Type	Oil Wildcat	
Location	Indonesia Donggala, PSC, Kutei Basin, 25km E of the West Seno oil field.	
Status at 0000hrs 27/01/05 (Jakarta Time)	Spudded well during week. Currently preparing to run 7" casing at 3505m with 3505m progress for the week.	
Planned Total Depth	4115m	
Interest	Unocal	35%
	Santos Group	50%
	Pertamina	15%
Operator	Unocal	

Hurricane 1

Type	Oil Wildcat	
Location	Offshore WA, Carnarvon Basin WA-208P, 7.0 km W of the Legendre Field 2, 5.5 km NNE of Hellcat 1, and some 100km N of Dampier.	
Status at 0600hrs 27/01/05	Hurricane 1 has been plugged and abandoned as per program. The well reached a total depth of 3140m with no progress for the week. The rig was released on 25/01/05, and is moving to Corowa East 1, a near field exploration well in WA 264P	
Planned Total Depth	3140m	
Interest	Santos Group	31.31%
	Woodside Energy Ltd	34.03%
	ENI Australia Ltd	18.66%
	Beach Petroleum	10.00%
	Mosaic Oil NL	6.00%
Operator	Santos Group	

Plymouth 1

Type	Oil Exploration Well	
Location	Offshore WA, Carnarvon Basin WA-27-L, 6km W of Exeter 1, and some 160km N of Dampier.	
Status at 0400hrs (WST) 27/01/05	Drilling ahead. The current depth is 2418m with 233m progress for the week.	
Planned Total Depth	3350m	
Interest	Santos Group	33.3977%
	Kufpec	33.4023%
	Nippon Oil	25.0000%
	Woodside	8.2000%
Operator	Santos Group	

During the week ending 27th January, 2005 Santos Limited also participated in 3 delineation and 12 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Santos

Week Ending 27th January 2005

Delineation Wells (Near Field Exploration / Appraisal Wells)

Jeruk 2/ST3

Type	Oil Appraisal
Location	Offshore Indonesia Sampang PSC, East Java Basin. 1.6km E of Jeruk 1, 35km SW of the Oyong Field and some 40km SE of Surabaya.
Status at 0400hrs 26/01/05 (Jakarta Time)	Jeruk 1 has been plugged and suspended pending future re-entry. The rig was released on 24/01/05, and is moving to Agung 1, an Exploration Wildcat in the North Bali 1 PSC.
Planned Total Depth	5700m (Jeruk 2 original hole)
Interest	Santos Group 50% PT Medco Sampang 50%
Operator	Santos Group

Scheunemann 1

Type	Gas Delineation
Location	Texas, USA Country Line Prospect, DeWitt County.
Status at 0600hrs 26/01/05 (Houston Time)	Drilling ahead. The current depth is 3245m with 123m progress for the week.
Planned Total Depth	3627m
Interest	Santos Group 65.0% WI
Operator	Santos

Carat 2

Type	Appraisal
Location	Onshore Indonesia Brantas PSC, East Java Basin. 3.4 km E of Carat 1 and some 35km S of Surabaya.
Status at 0400hrs 26/01/05 (Jakarta Time)	Drilling ahead. Current depth is 915m with 436m progress for the week.
Planned Total Depth	1158m
Interest	Santos Group 18.0% WI
Operator	Lapindo Brantas

Enquiries:

Graeme Bethune
Investor Relations
Ph: 08 8218 5157
Mobile: 0419 828 617
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

During the week ending 27th January, 2005 Santos Limited also participated in 3 delineation and 12 development wells.
A complete list of Santos' drilling activity is available from www.santos.com